PERTH, AUSTRALIA 22 February 2006

Title Open Briefing. Orbital Corp. CEO and CFO on FY 06 Outlook

Record of interview

corporatefile.com.au
Orbital Corporation Limited today reported a net loss of 1.4 million dollars for the first half ended December 2005 compared with a net loss of 1.8 million dollars in the previous corresponding period. You are confident about prospects for the second half and anticipate a fullyear profit. Where is the strength coming from in the second half.

CEO Rod Houston
We have had an increase in our engineering services orders in the first half and as these programs ramp up they will add significantly to our second half performance. Also Synerjects revenue streams are traditionally seasonal, with stronger performance in the second half as customers build product for the northern hemisphere summer.

corporatefile.com.au
What factors might prevent you from achieving in the second half a level of profit that would result in a full year profit.

CEO Rod Houston
There are always some variables in respect to our business which create some risk, in particular our ability to manage the start up timing of some major engineering programs due to changes dictated by customers timelines. Also, Synerjects new acquisition will take a little time to bed down. We have taken these into account and on current projections expect to be profitable for the full year.

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Total expenses declined by almost 0.9 million dollars to 7.2 million dollars in the first half. Do you anticipate further reductions in the cost base, or are the full benefits of last years restructuring already contributing.

CFO Keith Halliwell
We did not see the full impact of the cost savings in the first half. However, the further savings we had expect over the full year will be offset to a certain extent in the second half by some increases in certain engineering resources that we require to service our increased order book. We are pleased we have already exceeded our target of annualised cost reductions of 1 million dollars.

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Synerject, your 50 50 joint venture with Siemens VDO, contributed after tax earnings of 0.8 million dollars to the first half result, down 14 percent from the previous corresponding period.
To what extent does the result reflect the operational performance of Synerject.

CFO Keith Halliwell
It is a fair reflection of the first half operating performance. There have been some increased costs in Synerject as a result of an anticipated increase in annual turnover and on a full year basis we would expect to see increased sales as well as an improved result year on year.

corporatefile.com.au
What is the outlook for Synerjects earnings for the full year and what is the expected contribution to earnings of the BRP engine management modules facility Synerject will acquire in March.

CEO Rod Houston
The outlook for Synerject is very positive, with growth expected on a full year basis. The new acquisition is anticipated to be profitable from the outset. On an annualised basis it will increase Synerjects revenue by more than 50 percent compared with revenue in the June 2005 year of USD42 million.

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Do you expect the BRP facility, which is based in Delavan Wisconsin in the US and manufactures electronic components for BRP to contribute to growth going forward.

CEO Rod Houston
Yes, we expect good things from this acquisition. The ETEC system componentsare one of the key products from this facility, BRP has switched over to this system as its main product for 2 stroke outboards and certainly the business plan Synerject has drawn up as a result of its due diligence shows there are good growth prospects for a range of products. This would increase throughput and therefore improve margins.

corporatefile.com.au
A 9 percent fall in Powertrain Engineering Services PES revenue to
3.4 million produced a loss of 0.3 million in the first half, reduced versus a loss of 0.4 million in the previous corresponding period.
To what extent is this revenue performance a result of cutbacks by Orbitals traditional automotive customers.

CEO Rod Houston
We have certainly been impacted by the downturn in some of our traditional automotive customers, which started over 18 months ago. Our focus on emerging markets such as China and India has led to the recovery of our order book. On top of this, we saw an increase in programs for the application of our Orbital direct injection DI technology in new products in this period.

corporatefile.com.au
You have indicated that PES has secured 9 million dollars of engineering contracts since the beginning of the current year, including contracts in China and India. When do you expect to book revenue from these contracts and what are your earnings expectations for PES for the full year.

CEO Rod Houston
The new programs are long term and will provide significant revenue streams over the next 18 months. The start up phases of these programs will provide earnings in the second half and should enable us to improve our PES revenues compared with the same period last financial year.

corporatefile.com.au
What is the outlook for the PES business in the Chinese and Indian markets. What type of projects are the most prospective in these new markets and can the Chinese and Indian markets fully offset the apparent downturn in PESs traditional markets.

CEO Rod Houston
The outlook for engineering services in these markets is positive. We have a good selling proposition as a technology provider with Orbital DI and as an independent powertrain developer that can deliver complete turnkey programs as well as provide extensive on the job training. We see good prospects for further growth and will be increasing our marketing and business development activities in these markets. Our intent long term is to make the Chinese and Indian markets additional to our traditional markets.

corporatefile.com.au
Royalty and Licence income increased 35 percent from the previous first half to 1.2 million dollars. What contribution do you anticipate from the recently signed Polaris deal and what is the outlook for Royalty and Licence income over the remainder of the year.

CEO Rod Houston
In the second half we expect a similar pattern to the first half. In the outboard engine industry Mercury is performing well and has recently announced a new flagship 300 horsepower XS300 Optimax engine along with a new range of upgrades across the existing range of Optimax engines. These upgrades along with recent industry awards for Optimax are anticipated to be good for overall sales in this market.

In regard to royalty income from Polaris, we do not expect a contribution to revenue this year. This is part of our future royalty growth opportunities.

corporatefile.com.au
Cash flow from operations was negative 2.0 million dollars in the first half, compared with negative 2.5 million dollars previously and cash on hand fell to 6.0 million dollars at the end of December from 9.3 million dollars at the end of June. What cash requirements do you foresee to fund the business for the rest of this year.

CFO Keith Halliwell
We anticipate our operations in the second half will be cash flow positive on the improved engineering services pipeline. As we mentioned earlier, we willcontinue to enjoy the benefits of our overhead cost savings and we do not anticipate any cash requirements relating to restructuring. We had restructuring costs of 299,000 dollars in the first half which will not be repeated in the second half.

corporatefile.com.au
Your 19 million dollars interestfree loan from the Western Australian
State Government was written down at the end of December 2005 to 12.5 million dollars under AIFRS and an expense of 311,000 dollars applied in the first half relating to the unwinding of the discount. What will be the impact of the AIFRS treatment on earnings and cash flow.

CFO Keith Halliwell
I would emphasise that the accounting change will have no impact on our cash flow. Going forward we will account for a non cash charge relating to the unwinding of the discount, which in the current year will be approximately 625,000 dollars.

corporatefile.com.au
You have highlighted the commencement in the recent first half of a number of programs for the application of OCP technology to new products. What is the ongoing cost associated with these programs and what are the expected future returns.

CEO Rod Houston
The good news is that the majority of these OCP programs are fully funded and hence do not add ongoing costs. The programs will deliver future returns via engineering services revenue, royalty streams and Synerject revenue streams from the sale of engine management systems and other components.

corporatefile.com.au
Thank you Rod and Keith.


ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbitalcorp.com.au
Australia  Rod Houston
Chief Executive Officer
Tel  61 8 9441 2462 USA Tel 1 866 714 0668